SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Disclaimer

Banco Itaú BBA S.A. was hired by Braskem S.A. (“Braskem” or “Company”) to prepare an economic and financial Valuation Report (“Valuation Report”) of the following companies: (i) Copesul - Companhia Petroquímica do Sul (“Copesul”), (ii) Ipiranga Petroquímica S.A. (“IPQ”), (iii) Petroquímica Paulínia S.A. (“PPSA”) and (iv) Ipiranga Química S.A. (“IQ”) (Copesul, IPQ, IQ e PPSA, together, the “Assets”) and of (vi) Braskem, in connection with the potential share incorporation (incorporação de ações) of a company named Grust Holdings S.A. which will hold Petróleo Brasileiro S.A. – Petrobras’s (“Petrobras”) and Petrobras Química S.A. – Petroquisa’s (“Petroquisa”) equity holdings in the Assets pursuant to article 252 of the Brazilian Corporate Law (the “Transaction”) . Braskem, Petrobras and Petroquisa will be hereafter referred to as Transaction Parties. The Assets and Braskem will be referred to as the Companies.

The Valuation Report was originally prepared in the Portuguese language and the Portuguese language version shall be considered as the only document valid for all legal purposes. In case there is any inconsistency between the Portuguese Version and this free translation into English the Portuguese version shall prevail.

1. This Valuation Report was prepared solely for the use of the Company, its board of executive officers, board of directors and general shareholders meeting and also for Grust Holdings’s S.A. general shareholder meeting, in connection with the evaluation of the Transaction and shall not be used or relied upon by any other person to whom this Valuation Report is not expressly addressed, as mentioned above, or for other purpose s other than the ones described herein. This Valuation Report, including its analyses and conclusions, is not a recommendation to any shareholder or director of Braskem or of Grust Holdings S.A. with respect to the exercise of its voting rights or the actions that may be taken with respect to any matter related to the Transaction. This Valuation Report is dated of December 31, 2007, except as provided in item 9 below.

2. In arriving in the conclusions presented in this Valuation Report, among other actions, we have: (i) reviewed the consolidated financial statements of: (a) the Company, for the years ended on December 31, 2005, 2006 and 2007, duly audited by KPMG Auditores Independentes, (b) of Copesul, for the years ended on December 31, 2005, 2006 and 2007, duly audited by PricewaterhouseCoopers, (c) of IPQ, for the years ended on December, 31 2005, 2006, and 2007, duly audited by PricewaterhouseCoopers; and (d) of IQ, for the years ended on December, 31 2006, and 2007, duly audited by PricewaterhouseCoopers; (ii) we reviewed other Companies’ information, including projections prepared by the Company and by third parties hired by the Company (including price projections for the main products and raw materials prepared by CMAI (Chemical Market Associates, Inc.)); (iii) we held discussions with members of Braskem’s management on the Companies’ business and perspectives; and (iv) we took into consideration other public information, financial studies and analyses, economic research and market data, which we consider relevant in order to analyze the consistency of the information received from the Company (together, the “Information”) .

3. Regarding our review, we have assumed that all Information used in this Valuation Report is true, precise, and complete and all information that may be relevant was made available to us. As for the portion of Information that embodies projections or estimates of future events, we have assumed that such Information reflects the best estimates currently available for the Companies’ future performance. Also, regarding our review of the Information, we have analyzed its consistency, but we have not independently checked any part of the Information, or conducted any investigation or evaluation of any of the Companies’ assets or liabilities (contingent or not), and we have not received any report on the subject. We were also not asked to conduct (and we did not conduct any) physical inspections of the Companies’ properties or facilities. Finally, we have not evaluated the Companies’ solvency or fair value, considering the laws regarding bankruptcy, insolvency or of similar effect.

4. Due to the limitations mentioned above in item 3, we are not providing nor will provide, explicitly or implicitly, any representation or warranty regarding any Information used to reach the conclusions expressed in this Valuation Report. In the event that any of the assumptions mentioned on section 4 of this Valuation Report does not materialize, or in any way the Information is found to be incorrect, incomplete, or imprecise, our conclusions can be substantially altered.

5. In addition, to the extent that our analysis was made based on the discounted cash flow method, we have assumed a macroeconomic scenario consistent with market consensus compiled and published by Brazil’s Central Bank, which may not material ize or be substantially different than actual results. Given that the analysis and the numbers are based on the forecasts of future results, they may not accurately correspond to actual and future financial results for the Companies, which can significantly be more or less favorable than those suggested by our analysis. Moreover, considering that those analysis are intrinsically subject to uncertainties, being based on various events and factors that are beyond our and the Companies’ control, we accept no liability in case future results of the Company and/or any of the Assets substantially differ of the results presented in this Valuation Report. There is no guaranty that the Companies’ future results will correspond to the financial projections that have served as the basis of our analysis and that the differences between the projections employed and the Companies’ financial results will not be relevant. The Companies’ future results can also be affected by market and economic conditions.

6. The preparation of a financial analysis is a complex process that takes into account a number of determinations regarding the more relevant and appropriate methods for a financial analysis, and also regarding use of such methods. We have arrived at a final conclusion based on the results of all analyses conducted, considered as a whole, and we haven not drawn conclusions based on, or related to any of our analysis’ factors or methods, individually. Therefore, we believe that our analysis must be considered as a whole and that the consideration of parts out of our analysis and of specific elements, not taking into consideration the whole analysis and conclusions, might result in a incomplete and incorrect understanding of the processes used for in our analysis and of our conclusions.

7. This Valuation Report only indicates a value estimate, under our criteria, derived from the use of the evaluation method called discounted cash flow, or of transaction comparable multiples, as the case may be case, which are widely used methods financial evaluation and which do not evaluate any other aspect or consequences of the Transaction or of any contract, agreement, or understanding entered into in connection therewith. We do not express any opinion regarding the value of the shares issued in the context of the Transaction, or regarding the value to which the Companies’ shares will be traded in the securities market at any time. Additionally, this Valuation Report is not and should not be used as (i) as a fairness opinion regarding the Transaction or (ii) a recommendation regarding any aspect of the Transaction. In addition, this Valuation Report does not discuss the strategic and commercial merits of the Transaction or of the strategic decision that have led to the Transaction. The results presented in this Valuation Report relate solely to the Transaction and are not to be used or relied upon on the context of any transaction, current or future, regarding the Companies, the economic group they are part of, or the sector in which they operate.

8. Pursuant to Braskem’s instructions, the net debt calculation used in this Valuation Report takes into consideration some adjustments related to facts occurred after the date of December, 31, 2007; these facts are specifically, (i) the payment of the third installment of the acquisition of Ipiranga Group’s petrochemical assets by Ultrapar Participações S.A., made on February, 27, 2008, (ii) the earn-out payment to Politeno Indústria e Comércio S.A.’s former shareholders, made on January, 2, 2008; and (iii) the amount to be received for the sale of Braskem’s interest in Petroflex Indústria e Comércio S.A., according to the press release published on December, 13, 2007.

9. Also pursuant to Braskem’s instructions, the calculation of the sum of Grust Holdings S.A. shareholdings in the Assets considers the shareholdings held on March 31, 2008.

10. In response to Braskem’s request, and as an illustration only, we have presented in Appendix V an evaluation exercise of the Company (“Evaluation considering Synergies”), which presents Braskem’s valuation (on a stand alone basis) increased by the incremental value correspondent to synergy gains resulting from the Transaction as estimated by the Company. Itaú BBA has not carried any evaluation or analysis regarding such estimate and such estimate was not taken into consideration in the preparation of the Valuation Report.

11. Our Valuation Report is necessarily based on information that was made available on this date and considers prevailing market, economic and other conditions, as they are currently presented and assessed. Although the unfolding of current and future events may affect the conclusion presented in this Valuation Report, we undertake no obligation to update, revise, rectify or revoke this Valuation Report, in whole or in part, as a result of any event or unfolding of an event or for any other reason.

12. Our analysis does not distinguish between different classes and types of shares issued by the Companies, if applicable, and do not take into consideration operational, tax (including the amortization of goodwill), or other profits or losses, we also have not taken into account any benefits that may derive from synergies or any incremental value or cost that may result from the conclusion of the Transaction, should it be concluded, or of any other Transaction. Our analysis also does not take into account the profits or losses that may material ize after the Transaction as a result of any change in the course of business or business strategy.

13 The Company has agreed to reimburse and indemnify us and certain persons related to us in connection with certain responsibilities that may arise of our engagement. We have received a fee to prepare the Valuation Report and such fee is not contingent on the conclusion of the Transaction.

14. We have from time to time provided investment banking, commercial banking, financial services and other types of services to the Company and its affiliates and also to the Assets and to Petrobras and to other companies involved in the Transaction in respect of which we have received compensation, we expect to continue to provide those services to those companies and to receive compensation in connection therewith. We and our affiliates provide a wide range of financial and other services related to securities, brokerage and investment banking. In the regular course of our business, we and our affiliates may buy, hold or sell, for our own account or for the benefit of clients, shares, bonds and other securities or financial instruments (including bank loan and other) issued by or against Braskem, the Assets, Petrobras or any other company involved in the Transaction, as well as providing investment banking and other services to those companies. We believe that those services do not pose a conflict of interest that would have the affect of diminishing our independence in our role as a financial analyst of companies. In addition, the analysts employed by our research departments and by other divisions within the Itaú Group may base their analysis and reports in different assumptions (operational, market or otherwise) and methodologies than those employed in the preparation of this Valuation Report and, as a result, reports and publications made by those professionals may contains different results and conclusions than those of this Valuation Report. Those professionals are independent and in no way professionally connected to the professionals in charge of the preparation of this Valuation Report. We have adopted compliance procedures to preserve the independence of our research analysts, who may have different views than those of our investment banking department. We also adopt compliance procedures to preserve de independence between our investment banking division and other departments within Itaú BBA and within other companies belonging to the Itaú Group, including, without limitation asset management, proprietary trading desk and debt and capital markets.

15. We have not provided advice on accounting, audit, legal or tax matters in connection with this Valuation Report.

16. The financial calculation presented in the Valuation Report may not result always in an exact sum as a result of rounding.

Banco Itaú BBA S.A.

Table of Contents

SECTION 1	Executive Summary	6
SECTION 2	Information on Itaú BBA	9
SECTION 3	Companies Description	14
SECTION 4	Companies Valuation	21
SUBSECTION 4A	Braskem Operacional	25
SUBSECTION 4B	Copesul	33
SUBSECTION 4C	IPQ	41
SUBSECTION 4D	PPSA	49
SUBSECTION 4E	IQ	57
SUBSECTION 4F	Braskem (Consolidated)	59
SUBSECTION 4G	Grust Holdings	61

APPENDIX		63
I Glossary of Terms and Definitions Used in the Valuation Report		64
II Calculation of the Companies’ Net Debt		65
III Performance of Braskem’s Shares at Bovespa		66
IV Potential Synergies of the Transaction		67

Methodology and Assumptions

Braskem Operacional, Copesul, IPQ, and PPSA’s Equity Value was calculated using Discounted Cash Flow Methodology

Main assumptions considered in the projections of Free Cash Flow

Macroeconomic Scenario	º The adopted macroeconomic assumptions were based on consensus estimates compiled and published by Banco Central do Brasil (Brazil’s Central Bank)

Prices	º Projections of product and raw material prices were provided by an international industry specialized consulting firm (CMAI) for products in the international markets adjusted to the local market, based on the companies’ price history

Sales Volume	º Local market demand estimate based on GDP growth projection, using statistical regression of historic data between GDP growth and local demand on petrochemical products

Production Capacity	º Only the expansion of production capacity duly approved by the companies’ respective boards were considered

Cash Flow Projection	º Cash Flow Projection in nominal US Dollars

º The base date of the Free Cash Flow is December 31, 2007

º 10-year projection period (2008 to 2017)

Discount Rate	º Discount rate calculated in nominal US dollars, based on: (i) unlevered Betas of comparable companies, (ii) optimal capital structure based on comparable companies of the sector and discussions with the Company’s Management, (iii)country risk, (iv) cost of debt estimate, and (v) income tax and social contribution on net profit projected average rate

Perpetuity	º Gordon’s Model perpetuity growth. Normalized free cash flow in perpetuity (based on the projected period average)– In PPSA’s case, the projected period average and the capacity in the projection’s last year were considered

IQ’s Economic Value was calculated based on Comparable Companies’ Transactions Multiples

Companies Valuation Summary

Company	Valuation Methodology	WACC (US$ nominal)	Enterprise Value Range[6] (R$ mm)	Economic Value Range[6] (R$ mm)

Braskem Operacional[1]	Discounted Free Cash Flow	9.99%	10,638 – 11,758	6,055 – 6,693

Copesul	Discounted Free Cash Flow	10.52%	4,679 – 5,172	3,422 – 3,782

IPQ Operacional	Discounted Free Cash Flow	10.73%	1,245 – 1,376	606 – 669

PPSA	Discounted Free Cash Flow	10.00%	937 – 1,036	648 – 716

IQ Operacional	Comparable Transactions Multiples[2]	n.a.	146 – 161	133 – 147

Braskem (Consolidated)	Sum of the Parts [3]	n.a.	14,969 – 16,544	9,033 – 9,983

Grust Holdings[4]	Sum of the Parts[5]	n.a.	2,638 – 2,915	1,803 – 1,992

Notes:
1 Braskem’s interests in Copesul, IQ, and PPSA are not considered
2 The comparable companies' average transactions multiples is considered (see page 58)
3 Stakes directly or indirectly held by Braskem in the Companies
4 This company is 100% owned by Petroquisa and holds Petrobras/Petroquisa’s direct and indirect stakes in IQ, IPQ, Copesul, and PPSA
5 Pro forma stakes directly or indirectly held by Grust Holdings S.A. in the Companies (according to note 9 on page 3)
6 Range based on a 5% above and below the valuation’s average point

Itaú BBA’s Qualifications

Itaú BBA has a proven track-record in valuating companies, with outstanding participation in mergers and acquisitions in the Brazilian market:

Itaú BBA´s Experienced Team

º Marcelo Naigeborin, Managing Director, Investment Banking
Marcelo Naigeborin has recently taken the role of Managing Director, in charge of Investment Banking for various service and industrial sectors in Brazil. Previously, Marcelo was a Managing Director for Merrill Lynch in Brazil and co-responsible for the Investment Banking area in the country. In this role, Marcelo conducted the origination and execution of various mergers and acquisitions, IPOs, corporate restructuring, capital raising through shares and debt instruments for Brazilian and multinational companies. Recently, Marcelo worked as an advisor for: Banco Itaú for the acquisition of BankBoston’s Latin America operations, a US$3.2 billion transaction; Anhanguera Educacional, Bematech, Banco Panamericano, and BM&F for their IPOs; Votorantim Celulose e Papel S.A. for their asset swap with International Paper, among other important transactions. Before joining Merrill Lynch, in 1998, Marcelo was one of the people in charge of the open ing of Morgan Stanley & Co. Brazilian office, the institution he joined in 1993, in New York, in the Investment Banking division. Marcelo graduated in Aeronautical Engineering at Instituto Tecnológico de Aeronáutica – ITA (Aeronautics Technological Institute), São José dos Campos, SP, Brazil.

º Fernando Henrique Meira de Castro, Senior Vice President, Investment Banking
Fernando is in charge of Mergers and Acquisitions, he has been operating in this sector for approximately 10 years. In 2007, Fernando Meira worked as an  advisor for Energisa on the sale of generation assets to Brascan; for Suzano Petroquímica on the sale of its controlling shares for Petrobras; besides  Serasa’s shareholders on the stake sale for Experian. In 2006, Fernando worked as an advisor on Vivax‘s sale to Net; the consortium headed by Cemig  and Andrade Gutierrez on the acquisition of Light S.A.; Suzano Petroquímica, Itochu, and Sumitomo on the sale of Politeno; and Ampla Energia e Serviços  S.A. on the sale of its generation assets. In 2005, we highlight the acquisitions of Polibrasil by Suzano Petroquímica; of Coopercitrus by CBD; and the  advisory work for Usiminas on the repurchase of Cosipa’s minority interest. The companies Fernando worked with as an advisor include: Petr obras -  Petróleo Brasileiro S.A., Petrobras Distribuidora S.A., Petrobras Química S.A., Electrolux S.A., Elevadores Atlas-Schindler S/A, Ipiranga Group, Jereissati  Group / Iguatemi Empresa de Shopping Centers S.A., Lorentzen Group, Rede Group, Vicunha Group, Multibrás S.A. Eletrodomésticos, Petroquímica  União S.A. – PQU, Promom Engenharia Ltda, Tubos e Conexões Tigre Ltda, Votorantim Cimentos. Before Itaú BBA, Fernando worked for Esso Brasileira  de Petróleo in its strategic planning area for five years, as part of Exxon Corporation’s M&A team. Fernando graduated in Mechanical Engineering and  earned a B.S. in Finance at Fundação Getúlio Vargas, and a BS in Marketing at UC Berkeley.

º Rafael Werner, Analyst, Investment Banking
Rafael joined Itaú BBA in November 2004 and, since March 2005, has been part of the Investment Banking team. Prior to Itaú BBA, Rafael worked in the corporate law area, as an intern, at the law firms Tess Advogados, in São Paulo; and D’Urso Munari e Gatti Studio Legale, in Rome. In the equity market, Rafael worked for Bematech, Iguatemi, Terna, Profarma, Totvs, and Energias do Brasil’s IPOs; and for Hering, Romi, Eletropaulo, Tractebel, and PIBB’s follow-on offerings. Most recently, Rafael participated on Suzano Petroquímica’s sale to Petrobras. Rafael participated on Ambev’s tender offer in the scope of merging with Inbev. Rafael is a native Portuguese speaker who is fluent in English and in Italian and graduated in Law at Pontifícia Universidade Católica de São Paulo – PUC/SP.

º Fabien Bornhausen Roulet, Analyst, Investment Banking
Fabien joined Itaú BBA in June 2005, as a Trainee, and for two years worked as a Project Finance analyst, before joining the Investment Banking team. Between 2003 and 2005, he worked in Product and Financial Planning areas, at Unibanco. Fabien was part of various projects in the infrastructure, transportation, and sugar & alcohol sectors. Most recently he participated on MMX Amapá’s Project Finance structuring and on the MG-050 highway’s PPP (Public-Private Partnership). Fabien is a native Portuguese speaker who is fluent in English and in French and graduated in Business Administration at Universidade de São Paulo.

Evaluator’s Statements

º Itaú BBA declares, for the purposes of Order (CVM – Brazilian Securities and Exchange Commission) 319/99, that, on March 31, 2008:

– Has no direct or indirect interest in the Companies, or in the Transaction, and that there is no other relevant circumstance that may typify conflict of interest;

– The Companies' majority shareholders or the administrators did not direct, limit, hinder, or practice any act that have, or might have jeopardized the access, the use, or the learning of information, assets, documents or work methods that were relevant for the quality of the conclusions;

– There is no conflict or pooling of interests, real or potential, with Braskem, or regarding the minority shareholders, or the Companies, their partners, or regarding the Transaction

Braskem – Company Description

Company Description			Shareholder Structure

º	Braskem is the Latin-American leader of the thermoplastic- resin market, focusing on polyethylene, polypropylene, and PVC
– Consolidated net revenues of R$18.8 billion and production of 2.8 million tons of resins in 2007
º	Braskem was the country’s first integrated petrochemical company, that is, it combines the plastic production chain’s first- and second-generation manufacturing operations into a single company
º	On December 31, 2007, Braskem’s main subsidiaries were the following:
	º	IQ
	–	One of the main distributors of chemical and petrochemical products in South America
	–	Consolidated revenues of R$500 million, in 2007
	º	IPQ
	–	A second-generation petrochemical company, it is responsible for the production of thermoplastic resins
	–	Consolidated revenues of R$2.1 billion and production of 627 million tons of resins, in 2007
Copesul
	–	A first-generation petrochemical company located in Triunfo’s Petrochemical Complex
	–	Net Revenues of R$7.2 billion and production of 2.2 million tons of resins, in 2007
	º	PPSA
	–	This company shall start its operations in the beginning of 2008, with an expected first production of 300,000 tons of polypropylene per year, and 350,000 tons per year, from 2010 on

Source: Company Reports and Itaú BBA

Copesul – Company Description

		Company Description	Shareholder Structure

º	A first-generation petrochemical company (a naphtha cracker)located in Triunfo's Petrochemical Complex and a supplier of ethylene, propane, and other basic raw material for second- generation plants (Braskem, IPQ, and Triunfo)

º	Production capacity of 1.2 million of tons of ethylene and 0.6 million of tons of propane per year

	–	Net revenues of R$7.3 billion and production of 2.2 million tons of raw materials, in 2007

º	It has a margin-sharing agreement with second-generation industries for price definition, which allows to apportion operational-margin profits and losses, between the first- and second-generation petrochemical companies, adjusting the prices in reference to the external price

º	Sales Mix: approximately 50% of net revenues come from ethylene, 24% from propane, and 26% from others

Source: Company Reports and Itaú BBA

IPQ – Company Description

Company Description		Shareholder Structure

º	Latin America’s major producer of high density polyethylene (HDPE)

º	It also produces low density polyethylene (LDPE) and polypropylene (PP), setting a total of five plants in Triunfo's Petrochemical Complex (Rio Grande do Sul, Brazil)

º	It is controlled by IQ and holds a 39.2% stake in Copesul

º	Products: 76% of PE (high and low density), and 24% of PP

º	Net revenues of R$2.1 billion and production of 0.6 million tons of resins, in 2007

Source: Company Reports and Itaú BBA

PPSA – Company Description

Company Description		Shareholder Structure

º	Company on a pre-operational phase; operation starting in the beginning of 2008

º	Located in Paulínia, São Paulo, Brazil

º	The industrial unit was designed to work at an initial capacity of 300,000 tons per year of polypropylene (PP), and should reach 350,000 tons per year until 2010

º	It is Braskem’s strategic investment that allows the firm’s consolidation as Latin America’s major PP producer, and Americas’ second PP producer

º	It is controlled by Braskem (60%) and by Petrobras/Petroquisa (40%)

Source: Company Reports and Itaú BBA

IQ – Company Description

Company Description		Stockholder Structure
º	IQ is one of the main distributors of chemical and petrochemical products in South America, with three central plants, three logistic bases, and tanks in four Brazilian ports, spread throughout the States of Rio Grande do Sul, Rio de Janeiro, São Paulo, Paraná, Pernambuco, and Bahia

– Chemical-product wholesale distributor, with over 5,000 clients in 50 different markets

– Net revenues of R$500.3 million and EBITDA of R$18.8 million

º	It had 222 employees as of December 31, 2007

Source: Company Reports and Itaú BBA

Grust Holdings – Company Description

Company Description			Stockholder Structure [1]
º	Grust Holdings S.A. (“Grust Holdings”) is a company 100% owned by Petroquisa that holds stakes only in petrochemical assets, that will be transferred by Petrobras and by Petroquisa to Braskem in the Transaction:

	º	IQ
	–	One of the main distributors of chemical and petrochemical products in South America
	–	Consolidated net revenues of R$500 million, in 2007

	º	IPQ
	–	A second-generation petrochemical company, it is responsible for the production of thermoplastic resins
	–	Consolidated net revenues of R$2.1 billion and production of 627 million tons of resins, in 2007
	º	Copesul
	–	A first-generation petrochemical company located in Triunfo’s Petrochemical Complex
	–	Net revenues of R$7.2 billion and production of 2.2 million tons of raw materials, in 2007
	º	PPSA
	–	This company shall start its operations in the beginning of 2008, with an expected first production of 300,000 tons of polypropylene per year, and 350,000 tons per year, from 2010 on

Fonte: Company
Note:
1 See Note 9 page 3

Companies’ Valuation Methodology

Braskem Operacional, Copesul, IPQ, and PPSA’s Economic Value was calculated using Discounted Free Cash Flow

Methodology for Valuing the Companies

Notes:

1 Adjusted net debt, according to Appendix II
2 See page 58 for the Comparable Transaction Multiples used

IQ’s Equity Value was calculated based on
Comparable Companies’ Transaction Multiples

Valuation Methodologies

Discounted Free Cash Flow	Comparable Multiples

• Basic assumptions	• Analysis based on multiples of comparable companies transactions (EV / EBITDA multiple of the last 12 months)
– 10-year projection period (2008 to 2017)
– Free cash flow analysis base date: December 31, 2007
– Projected models in nominal US Dollars
– WACC in nominal US Dollars
– Cash flow discounted assuming mid-year cash flow (mid-year adjustment)
– Companies individually valued, not considering any potential synergies

• Perpetuity
– Normalized EBITDA calculation, adjusting the petrochemical industry’s cycles
– Perpetual growth based on Gordon Model

General Assumptions for the Valuation Analysis

The adopted macroeconomic assumptions were based on consensus estimates compiled and published by Brazil’s Central Bank Macroeconomic assumptions

	2004A	2005A	2006A	2007A	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp
Exchange Rate

R$ / US$ (end of the period)	2.65	2.34	2.14	1.77	1.78	1.86	1.92	1.96	2.01	2.05	2.08	2.12	2.16	2.20	2.24
R$ / US$ (period’s average)	2.77	2.50	2.24	1.95	1.80	1.88	1.95	1.98	2.00	2.03	2.07	2.10	2.14	2.18	2.22

Interest Rate

Selic Rate (end of the period)	17.5%	18.2%	13.2%	11.1%	11.5%	10.6%	9.7%	9.2%	8.9%	8.9%	8.9%	8.9%	8.9%	8.9%	8.9%
Selic Rate (period’s average)	17.5%	17.9%	15.7%	11.9%	11.4%	10.8%	10.0%	9.4%	9.0%	8.9%	8.9%	8.9%	8.9%	8.9%	8.9%

Inflation Rate

IGP - M	12.4%	1.2%	3.8%	6,0%	5.3%	4.4%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
IPCA	6.6%	4.5%	2.5%	4.0%	4.4%	4.2%	4.1%	4.1%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
US Inflation (US CPI)[1]	3.3%	3.4%	2.5%	2.8%	2.8%	1.9%	2.1%	2.1%	2.1%	2.1%	2.2%	2.2%	2.2%	2.2%	2.2%

PPP					1.5%	2.3%	2.0%	1.9%	1.9%	1.9%	1.8%	1.8%	1.8%	1.8%	1.8%

Population

Brazilian Population (million) [2]	181.6	184.2	186.8	189.3	192.2	195.0	197.8	200.6	203.4	206.1	208.8	211.5	214.2	216.8	219.4
Growth (%)		1.4%	1.4%	1.4%	1.5%	1.5%	1.4%	1.4%	1.4%	1.%	1.3%	1.3%	1,3%	1.2%	1.2%

GDP

Brazil’s GDP (R$ billion) [2]	2,176	2,240	2,323	2,448	2,553	2,659	2,767	2.881	2,999	3.122	3,251	3,384	3,523	3,668	3,819
Actual Growth (%)				5.4%	4.5%	4.2%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%

Source: Banco Central do Brasil (Brazil’s Central Bank) Focus Report, dated February 25, 2008

Note:
1 US inflation projection from the site “Congressional Budget Office”
2 Instituto Brasileiro de Geografia e Estatística - IBGE (Brazilian Institute of Geography and Statistics)

From 2012, the Selic, inflation, GDP growth rate projections were kept constant and the exchange rate projections reflect the upholding of the parity between US Dollar and Brazilian Real

Main Assumptions Used in the Valuation of Braskem

• Sales-volume calculation was based on a market model, according to information given by and discussed with Braskem
Sales Volume	• Local-market sales volume based on statistical regression of historical data between PE and PP demand growth and local GDP growth
• Foreign-market sales volume calculated as the difference between production and local-market sales volume, when relevant
• Maintenance of the production capacity during all the projected years

Price	• Price per product according to CMAI’s international market projected data adjusted to the local price, based on the Company’s price history

Net Revenues	• Calculation based on the volume of products sold multiplied by each products’ projected price

COGS	• Calculation made based on naphtha price curve, according to CMAI’s projected data and the Company’s technical-index history, in addition to other historical costs

Sales Expenses	• Calculated as a percentage of net revenues, based on the average of the last three years

Administrative and General Expenses	• Part of the expenses are fixed and adjusted according to US and Brazilian inflations and the other part is variable and pegged to sales volume

Main Assumptions Used in the Valuation of Braskem (cont.)

Depreciation and Amortization	• Calculation made based on new investments and existing fixed assets depreciation schedule

CapEx	• According to the Company’s projections, considering maintenance halt and equipments’ replacement investments

Working Capital	• Maintenance of current-asset and current-liability average term

Income Tax / Social Contribution	• It is considered a tax benefit for the current Income Tax rate up to 2013
• Conservatively, it considers the payment of 9% of CSLL (social contribution on income before taxes) during the whole projection period[1]

Terminal Value	• Actual perpetuity growth of 0.5% per year

Note:

1 Despite the fact that the Company’s external attorneys believe in the success of the Company’s case requesting not to pay the CSLL [Social Contribution on net profit], following a conservative policy, we have considered the CSLL payment, for the whole period.

Sales Volume and Price

Sales Volume of the Main Products (thousand tons)

Prices of the Main Products[1] (US$ / ton)

Source: CMAI and Braskem

Note:
1 Weighted average prices between local and foreign markets for the main products

Financial Projections

Notes:
1 COGS and Gross Profit do not include depreciation and amortization

Free Cash Flow to Firm

Free Cash Flow (US$ MM)

US$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp.
EBITDA	838	666	576	640	768	1,069	1,311	1,470	1,263	1,127	1,045
(-) Depreciation and Amortization	(735)	(742)	(753)	(764)	(719)	(739)	(761)	(782)	(827)	(335)	(296)
EBIT	103	(75)	(177)	(124)	49	329	551	687	436	792	749
(-) Taxes	(22)	0	0	0	(10)	(71)	(187)	(234)	(148)	(269)	(255)
NOPAT	81	(75)	(177)	(124)	39	259	364	454	288	523	494
(+) Depreciation and Amortization	735	742	753	764	719	739	761	782	827	335	296
(-) Investments	(330)	(249)	(315)	(255)	(258)	(265)	(345)	(276)	(345)	(284)	(296)
(-) Change in Working Capital	8	14	6	(7)	(13)	(29)	(24)	(15)	19	14	(3)
(=) Free Cash Flow	494	431	267	378	486	704	755	945	789	587	492

Free Cash Flow (R$ MM)

R$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp
EBITDA	1,508	1,253	1,123	1,267	1,536	2,168	2,709	3,089	2,703	2,453	2,316
(-) Depreciation e Amortization	(1,323)	(1,394)	(1,468)	(1,513)	(1,438)	(1,500)	(1,571)	(1,645)	(1,770)	(729)	(655)
EBIT	185	(142)	(345)	(245)	98	668	1,137	1,445	933	1,725	1,660
(-) Taxes	(39)	0	0	0	(21)	(143)	(386)	(491)	(317)	(586)	(564)
NOPAT	146	(142)	(345)	(245)	77	525	751	953	615	1,138	1,096
(+) Depreciation and Amortization	1,323	1,394	1,468	1,513	1,438	1,500	1,571	1,645	1,770	729	655
(-) Taxes	(594)	(469)	(614)	(505)	(517)	(538)	(714)	(581)	(739)	(619)	(655)
(-) Change in Working Capital	15	27	11	(13)	(25)	(59)	(50)	(31)	40	30	(6)
(=) Free Cash Flow	890	810	520	749	973	1,428	1,559	1,987	1,687	1,277	1,090

Discount Rate – WACC

The discount rate calculated for Braskem was of 9.99% in nominal US Dollars

Notes:

1 Based on 20-year US Treasury last three months average – Source: Bloomberg
2 Based on the last three months average of Brazil Global 27’s spread on US Treasury equivalent – Source: Bloomberg
3 Based on the arithmetic mean of the historic difference between S&P’s return, in the last 50 years (1955-2004) – Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4 Based on the arithmetic average of comparable companies' unlevered betas of 0.83, adjusted by the Company’s optimal capital structure. To calculate the beta, the following companies were considered: Sabic, Dow Chemical, Braskem, Nova Chemicals, Westlake, and Reliance
5 Itaú BBA’s estimate, for valuation purposes only
6 Based on the projected average rate, according to the criteria described on Note 1, page 27
7 Itaú BBA’s estimate

Sensitivity

Enterprise Value (US$ MM)

	WACC (nominal US$)

		9.5%	9.7%	10.0%	10.2%	10.5%

	1.7%	6,311	6,130	5,960	5,798	5,646
G (nominal US$)	2.2%	6,512	6,314	6,129	5,955	5,791
	2.7%	6,742	6,525	6,322	6,132	5,954
	3.2%	7,008	6,767	6,543	6,334	6,139
	3.7%	7,321	7,050	6,799	6,567	6,352

Implied Multiple (EV / EBITDA Normalized)

	WACC (nominal US$ )

		9.5%	9.7%	10.0%	10.2%	10.5%

	1.7%	6.0x	5.9x	5.7x	5.5x	5.4x
G (nominal US$)	2,2%	6.2x	6.0x	5.9x	5.7x	5.5x
	2.7%	6.5x	6.2x	6.0x	5.9x	5.7x
	3.2%	6.7x	6.5x	6.3x	6.1x	5.9x
	3.7%	7.0x	6.7x	6.5x	6.3x	6.1x

Economic Value (US$ MM)

	WACC (nominal US$ )

		9.5%	9.7%	10.0%	10.2%	10.5%

	1.7%	3,588	3,407	3,236	3,075	2,923
G (nominal US$)	2.2%	3,788	3,591	3,406	3,231	3,067
	2.7%	4,018	3,801	3,598	3,408	3,230
	3.2%	4,285	4,044	3,820	3,611	3,416
	3.7%	4,597	4,326	4,076	3,844	3,629

Economic Value (R$ MM)

			WACC (nominal US$ )

		9.5%	9.7%	10.0%	10.2%	10.5%

	1.7%	6,355	6,034	5,732	5,447	5,177
G (nominal US$)	2.2%	6,710	6,361	6,032	5,724	5,433
	2.7%	7,118	6,733	6,374	6,037	5,722
	3.2%	7,590	7,162	6,766	6,396	6,050
	3.7%	8,143	7,663	7,220	6,809	6,427

Main assumptions used in the valuation of Copesul

Sales Volume	• Maintenance of the production capacity
• Production capacity usage rate of 98%, for years without halt, and 93%, for years with halt
• Production mix based on productivity’s technical coefficient and index histories

Price	• Ethylene and propane prices calculated using the margin-sharing formula
• Margin sharing reflects the agreement made between Copesul and the second-generation companies of Triunfo's Petrochemical Complex aiming to share profits among the companies

Net Revenues	• Calculation made based on volume of products sold multiplied by each product´s projected price

COGS	• Cost calculation based on Naphtha’s price curve, in addition to other historical costs

Sales Expenses	• Calculated as a percentage of revenues, based on Copesul’s history

Administrative and	• Fixed expenses adjusted by inflation projections
General Expenses	• Variable expenses pegged to sales volume

Main assumptions used in the valuation of Copesul (cont.)

Depreciation and Amortization	• Calculation based on new investments and existing fixed assets depreciation schedule

CapEx	• According to the Company’s projections

Working Capital	• Maintenance of current-asset and current-liability average term

Income Tax /
Social	• Calculation based on rates projected by the Company, consistent with standards’ history and with the Company’s future expectations
Contribution

Terminal Value	• No actual growth in perpetuity

Sales Volume and Price

Main Products’ Sales Volume (thousand tons)

Main Products’ Prices [1] (US$ / ton)

Source: CMAI and Braskem

Note:
1 Weighted average prices between local and foreign markets for the main products

Financial Projections

Notes:

1 COGS and Gross Income do not include depreciation and amortization

Free Cash Flow to Firm

Free Cash Flow (US$ MM)

US$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp.
EBITDA	494	371	295	271	335	428	503	593	544	454	455
(-) Depreciation and Amortization	(144)	(144)	(143)	(144)	(36)	(40)	(47)	(53)	(55)	(61)	(68)
EBIT	351	227	152	127	299	388	457	540	489	393	386
(-) Taxes	(115)	(75)	(50)	(42)	(98)	(127)	(150)	(177)	(160)	(129)	(127)
NOPAT	236	153	102	85	201	261	307	363	328	264	260
(-) Depreciation and Amortization	144	144	143	144	36	40	47	53	55	61	68
(-) Investments	(88)	(43)	(44)	(94)	(46)	(47)	(100)	(49)	(50)	(107)	(68)
(-) Change in Working Capital	7	4	6	7	(6)	(7)	(2)	(14)	(2)	4	(1)
(=) Free Cash Flow	298	258	207	142	186	247	252	353	331	222	259

Free Cash Flow (R$ MM)

R$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp
EBITDA	890	698	574	536	671	868	1.040	1.246	1.163	988	999
(-) Depreciation and Amortization	(259)	(271)	(279)	(286)	(72)	(81)	(96)	(112)	(117)	(132)	(150)
EBIT	631	428	295	251	599	787	943	1.134	1.046	856	849
(-) Taxes	(207)	(140)	(97)	(82)	(196)	(258)	(309)	(372)	(343)	(281)	(278)
NOPAT	424	287	199	168	402	529	634	762	703	575	570
(-) Depreciation and Amortization	259	271	279	286	72	81	96	112	117	132	150
(-) Investments	(159)	(81)	(86)	(186)	(91)	(95)	(207)	(102)	(107)	(233)	(150)
(-) Change in Working Capital	12	8	11	14	(12)	(14)	(4)	(29)	(5)	9	(2)
(=) Free Cash Flow	536	485	403	282	371	501	520	743	709	484	568

Discount Rate – WACC

The discount rate calculated for Copesul was of 10.52% in nominal US Dollars

Notes:

1 Based on 20-year US Treasury’s last three months average – Source: Bloomberg
2 Based on the last three months average of Brazil Global 27’s spread on US Treasury equivalent - Source: Bloomberg
3 Based on the arithmetic mean of the historic difference between S&P’s return, in the last 50 years (1955-2004) – Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4 Based on the arithmetic mean of comparable companies' unlevered Betas of 0.83, adjusted by the Company’s optimal capital structure. To calculate the Beta, the following companies were considered: Sabic, Dow Chemical, Braskem, Nova Chemicals, Westlake, and Reliance
5 Itaú BBA’s estimate, for valuation purposes only
6 Based on Copesul’s effective tax rate
7 Itaú BBA’s estimate

Sensitivity

Company Value (US$ MM)

	WACC (nominal US$)

		10.0%	10.3%	10.5%	10.8%	11.0%

	1.2%	2,781	2,708	2,638	2,572	2,510
G (nominal US$)	1.7%	2,859	2,780	2,705	2,635	2,568
	2.2%	2,947	2,861	2,781	2,705	2,633
	2.7%	3,047	2,953	2,865	2,783	2,705
	3.2%	3,162	3,059	2,962	2,871	2,787

Implied Multiple (EV / EBITDA Normalized)

	WACC (nominal US$ )

		10.0%	10.3%	10.5%	10.8%	11.0%

	1.2%	5.9x	5.8x	5.6x	5.5x	5.3x
G (nominal US$)	1.7%	6.1x	5.9x	5.8x	5.6x	5.5x
	2.2%	6.3x	6.1x	5.9x	5.8x	5.6x
	2.7%	6.5x	6.3x	6.1x	5.9x	5.8x
	3.2%	6.7x	6.5x	6.3x	6.1x	5.9x

Economic Value (US$ MM)

	WACC (nominal US$ )

		10.0%	10.3%	10.5%	10.8%	11.0%

	1.2%	2,034	1,960	1,891	1,825	1,763
G (nominal US$)	1.7%	2,112	2,033	1,958	1,888	1,821
	2.2%	2,200	2,114	2,033	1,957	1,886
	2.7%	2,300	2,206	2,118	2,036	1,958
	3.2%	2,415	2,311	2,215	2,124	2,040

Economic Value (R$ MM)

	WACC (nominal US$ )

		10.0%	10.3%	10.5%	10.8%	11.0%

	1.2%	3.602	3,473	3,350	3,233	3,123
G (nominal US$)	1.7%	3,741	3,601	3,469	3,344	3,226
	2.2%	3,897	3,745	3,602	3,467	3,340
	2.7%	4,075	3,908	3,752	3,606	3,468
	3.2%	4,278	4,094	3,923	3,763	3,613

Main assumptions used in the valuation of IPQ

• Sales-volume calculation was based on a market model, according to information given by and discussed with the Company
Sales Volume	• Local-market sales volume based on statistical regression of historical data between PE and PP demand growth and local GDP growth
• Foreign-market sales volume calculated as the difference between production and local-market sales volume, when relevant
• Production capacity maintenance during all the projected years

Price	• Price per product according to CMAI’s international market projected data adjusted to the local price, based on the Company’s price history

Net Revenues	• Calculated based on the volume of products sold multiplied by each product’s projected price

COGS	• Cost calculation based on butane, ethane, and propene’s projected price curve, in addition to other historical costs, according to information given by and discussed with the Company

Sales Expenses	• Calculated as a percentage of revenues, based on IPQ’s history

Administrative and	• Fixed expenses adjusted by inflation projections
General Expenses	• Variable expenses pegged to sales volume

Main assumptions used in the valuation of IPQ (cont.)

Depreciation and Amortization	• Calculation based on new investments and existing fixed assets depreciation schedule, according to information given by and discussed with the Company

CapEx	• According to the Company’s projections

Working Capital	• Maintenance of current-asset and current-liability average term

Income Tax /
Social	• Income Tax and Social Contribution effective rate of 25%, due to the use of accrued losses
Contribution

Terminal Value	• No actual growth in perpetuity

Sales Volume and Price

Sales Volume of the Main Products (thousand tons)

Prices of the Main Products[1] (US$ / ton)

Source CMAI and Braskem

Note:
1 Weighted average prices between local and foreign markets for the main products

Financial Projections

Note:
1 COGS and Gross Income do not include depreciation and amortization

Free Cash Flow to Firm

Free Cash Flow (US$ MM)

US$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp.

EBITDA	53	39	42	56	69	128	165	169	154	135	108
(-) Depreciation and Amortization	(21)	(20)	(20)	(20)	(21)	(21)	(22)	(22)	(22)	(22)	(8)
EBIT	33	19	22	36	49	107	143	147	132	112	100
(-) Taxes	(8)	(5)	(6)	(9)	(12)	(27)	(36)	(37)	(33)	(28)	(25)
NOPAT	25	14	17	27	36	80	107	110	99	84	75
(+) Depreciation and Amortization	21	20	20	20	21	21	22	22	22	22	8
(-) Investments	(7)	(7)	(7)	(7)	(7)	(8)	(8)	(8)	(8)	(8)	(8)
(-) Change in Working Capital	17	4	0	(2)	(3)	(10)	(7)	(2)	2	2	(2)
(=) Free Cash Flow	55	31	30	38	47	84	114	122	114	100	73

Free Cash Flow (R$ MM)

R$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp.

EBITDA	96	73	82	110	139	260	340	354	329	293	240
(-) Depreciation and Amortization	(37)	(38)	(39)	(40)	(41)	(43)	(44)	(46)	(48)	(49)	(18)
EBIT	59	35	43	70	97	217	296	308	281	244	222
(-) Taxes	(15)	(9)	(11)	(18)	(24)	(54)	(74)	(77)	(70)	(61)	(55)
NOPAT	44	26	32	53	73	163	222	231	211	183	166
(+) Depreciation and Amortization	37	38	39	40	41	43	44	46	48	49	18
(-) Investments	(12)	(13)	(14)	(14)	(15)	(15)	(16)	(17)	(17)	(18)	(18)
(-) Change in Working Capital	31	7	1	(4)	(6)	(21)	(15)	(5)	3	5	(4)
(=) Free Cash Flow	100	58	59	75	94	170	235	256	245	219	162

Discount Rate – WACC

The discount rate calculated for IPQ was of 10.73% in nominal US Dollars

Notes:
1 Based on 20-year US Treasury’s last three months average – Source: Bloomberg
2 Based on the last three months average of Brazil Global 27’s spread on US Treasury equivalent - Source: Bloomberg
3 Based on the arithmetic mean of the historic difference between S&P’s return, in the last 50 years (1955-2004) – Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4 Based on the arithmetic mean of comparable companies' unlevered betas of 0.83, adjusted by the Company’s optimal capital structure. To calculate the beta, the following companies were considered: Sabic, Dow Chemical, Braskem, Nova Chemicals, Westlake, and Reliance
5 Itaú BBA’s estimate, for valuation only
6 IPQ’s effective tax rate
7 Itaú BBA’s estimate

Sensitivity

Enterprise Value (US$ MM)

G (nominal US$)	WACC (nominal US$l)
		10.2%	10.5%	10.7%	11.0%	11.2%
	1.2%	742	722	702	684	666
	1.7%	763	741	720	700	682
	2.2%	786	762	740	719	699
	2.7%	813	787	762	739	718
	3.2%	843	814	788	763	739

Implied Multiple (EV / EBITDA Normalized)

G (nominal US$)	WACC (nominal US$ )
		10.2%	10.5%	10.7%	11.0%	11.2%
	1.2%	6.9x	6.7x	6.5x	6.3x	6.2x
	1.7%	7.1x	6.9x	6.7x	6.5x	6.3x
	2.2%	7.3x	7.0x	6.8x	6.6x	6.5x
	2.7%	7.5x	7.3x	7.0x	6.8x	6.6x
	3.2%	7.8x	7.5x	7.3x	7.1x	6.8x

Economic Value (US$ MM)

G (nominal US$)			WACC (nominal US$ )
		10.2%	10.5%	10.7%	11.0%	11.2%
	1.2%	362	342	322	304	286
	1.7%	383	361	340	320	302
	2.2%	406	382	360	339	319
	2.7%	433	407	382	359	338
	3.2%	463	434	408	383	359

Economic Value (R$ mm)

G (nominal US$)	WACC (nominal US$ )
		10.2%	10.5%	10.7%	11.0%	11.2%
	1.2%	642	605	571	538	507
	1.7%	678	639	602	567	534
	2.2%	719	677	638	600	564
	2.7%	766	720	677	637	598
	3.2%	819	769	722	678	637

Main assumptions used in the valuation of PPSA

Sales Volume	º	Sales-volume calculation was based on a market model, according to information given by and discussed with the Company
	º	Local-market sales volume based on statistical regression of historical data between PE and PP demand growth and local GDP growth
	º	Foreign-market sales volume is the difference between production and local-market sales volume, when relevant

Price	º	Price per product according to CMAI’s international market projected data adjusted to the local price, based on the Company’s price history

Net Revenues	º	Calculated based on the volume of products sold multiplied by each product’s projected price

COGS	º	Cost calculation based on propene’s projected price curve, in addition to other historical costs, according to information given by and discussed with the Company

Administrative, Sales and General Expenses	º	Calculated as a percentage of revenues, according to information given by and discussed with the Company

Main assumptions used in the valuation of PPSA (cont.)

Depreciation and Amortization	º	Calculation based on new investments and existing fixed assets depreciation schedule, according to information given by and discussed with Braskem

CapEx	º	According to the Company’s projections

Working Capital	º	Calculation based on current-asset and current-liability average term estimate, according to information given by and discussed with Braskem

Income Tax / Social Contributions	º	Considers the Income Tax and Social Contribution effective rate of 34%

Terminal Value	º	No actual growth in perpetuity

Sales Volume and Price

PP Sales Volume (thousand tons)

PP Price[1] (US$ / ton)

Source: CMAI and Braskem
Note:
1 Weighted average prices between local and foreign markets

Financial Projections

Note:
1 COGS and Gross Income do not include depreciation and amortization

Free Cash Flow to Firm

Free Cash Flow (US$ MM)

US$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp.

EBITDA	25	39	59	59	72	121	139	136	122	116	104
(-) Depreciation and Amortization	(36)	(40)	(41)	(42)	(43)	(43)	(44)	(44)	(45)	(30)	(6)
EBIT	(11)	(2)	18	17	30	78	95	92	77	87	98
(-) Taxes	0	0	(6)	(6)	(10)	(26)	(32)	(31)	(26)	(29)	(33)
NOPAT	(11)	(2)	12	11	19	51	63	60	51	57	64
(+) Depreciation and Amortization	36	40	41	42	43	43	44	44	45	30	6
(-) Investments	(84)	(5)	(15)	(5)	(5)	(5)	(5)	(6)	(6)	(6)	(6)
(-) Change in Working Capital	(46)	(14)	(3)	(1)	(3)	(11)	(8)	(2)	2	3	(3)
(=) Free Cash Flow	(106)	20	34	47	54	78	93	97	92	84	62

Free Cash Flow (R$ MM)

R$ mm	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	Perp.

EBITDA	44	73	114	117	144	246	288	287	261	254	230
(-) Depreciation and Amortization	(64)	(75)	(80)	(83)	(85)	(88)	(91)	(94)	(96)	(65)	(13)
EBIT	(20)	(3)	34	33	59	158	197	193	165	189	217
(-) Taxes	0	0	(12)	(11)	(20)	(54)	(67)	(66)	(56)	(64)	(74)
NOPAT	(20)	(3)	23	22	39	105	130	127	109	125	143
(+) Depreciation and Amortization	64	75	80	83	85	88	91	94	96	65	13
(-) Investments	(151)	(9)	(29)	(10)	(11)	(11)	(11)	(12)	(12)	(13)	(13)
(-) Change in Working Capital	(83)	(26)	(7)	(1)	(7)	(23)	(17)	(4)	5	6	(7)
(=) Free Cash Flow	(190)	37	67	94	107	159	193	205	198	183	137

Discount Rate – WACC

The discount rate calculated for PPSA was of 10.00% in nominal US Dollars

Notes:
1 Based on 20-year US Treasury’s last three months average – Source: Bloomberg
2 Based on the last three months average of Brazil Global 27’s spread on US Treasury equivalent - Source: Bloomberg
3 Based on the arithmetic mean of the historic difference between S&P’s return, in the last 50 years (1955-2004) – Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4 Based on the arithmetic mean of comparable companies' unlevered betas of 0.83, adjusted by the Company’s optimal capital structure. To calculate the beta, the following companies were considered: Sabic, Dow Chemical, Braskem, Nova Chemicals, Westlake, and Reliance
5 Itaú BBA’s estimate, for valuation purposes only
6 Effective tax rate of 34%
7 Itaú BBA’s estimate

Sensitivity

Enterprise Value (US$ MM)

G (nominal US$)	WACC (nominal US$ )
		9.5%	9.8%	10.0%	10.3%	10.5%
	1.2%	557	536	517	499	482
	1.7%	579	557	536	516	498
	2.2%	604	580	557	536	516
	2.7%	632	606	581	558	536
	3.2%	665	636	609	583	559

Implied Multiple (EV / EBITDA Normalized)

G (nominal US$)	WACC (nominal US$ )
		9.5%	9.8%	10.0%	10.3%	10.5%
	1.2%	5.4x	5.2x	5.0x	4.8x	4.6x
	1.7%	5.6x	5.4x	5.2x	5.0x	4.8x
	2.2%	5.8x	5.6x	5.4x	5.2x	5.0x
	2.7%	6.1x	5.8x	5.6x	5.4x	5.2x
	3.2%	6.4x	6.1x	5.9x	5.6x	5.4x

Economic Value (US$ MM)

G (nominal US$)	WACC (nominal US$ )
		9.5%	9.8%	10.0%	10.3%	10.5%
	1.2%	385	364	345	327	310
	1.7%	407	385	364	344	326
	2.2%	432	408	385	364	344
	2.7%	460	434	409	386	364
	3.2%	494	464	437	411	387

Economic Value (R$ mm)

G (nominal US$)	WACC (nominal US$ )
		9.5%	9.8%	10.0%	10.3%	10.5%
	1.2%	681	645	611	579	549
	1.7%	720	681	645	610	577
	2.2%	765	722	682	644	609
	2.7%	815	768	725	684	645
	3.2%	874	822	773	728	686

IQ: Valuation for Transactions’ Multiples

The multiples of Merger and Acquisition transactions of chemical product distributor companies were considered for the calculation of IQ’s equity value

Source: Bloomberg

Braskem Consolidated - Valuation Summary

Braskem’s Consolidated Economic Value was between R$9,033 and R$9,983 million, which means a per-share value between R$20.87 and R$23.07

Economic Value[1]

(R$ millions, except when otherwise noticed)
	100%	Braskem’s	Proportional
	Economic Value	stake	Equity Value
Braskem Operacional	6,374	100.0%	6.374	(1)
Copesul	3,602	39.2%	1.411	(2)
IQ Consolidated	2,189	60.0%	1.314	(3) = (4) + (5)

IQ - Operacional	140	100.0%		(4)
IPQ Consolidated	2,049	100.0%		(5) = (6) + (7)

IPQ - Operacional	638	100,0%		(6)
Copesul	3,602	39.2%		(7)
PPSA	682	60.0%	409	(8)
Braskem - Total Economic Value			9,508	(1)+(2)+(3)+(8)
Economic Value Range		9,033		9,983
÷ # Braskem shares (thousand)			432,838
Price per Share[1]		R$20.87		R$23.07
		-5%	________________	+5%
Note:
1 Possible synergies that result from the Transaction are not considered, as described in appendix IV

Equity Value

(R$ million, except when otherwise noticed)
Dec 31 2007
Braskem’s Net Equity	5,845
total of shares ex shares in treasury (thousand)	432,838
Equity Value per Share	R$13.50

Average Shares’ Price

Announcement Date:		Nov 30 2007
Average price between 11/30/2006 and 11/30/2007
ON Shares	BRKM3	R$14.22
PNA Shares	BRKM5	R$15.46
PNB Shares	BRKM6	R$10.92
Average price between 11/30/2007 e 03/31/2008
ON Shares	BRKM3	R$13.84
PNA Shares	BRKM5	R$13.67
PNB Shares	BRKM6	R$10.99

Source: Bloomberg, March 31, 2008

Note:
3 Average price during the twelve months previous to the announcement of the Transaction

Grust Holdings - Valuation Summary

Specifically for the Transaction’s purposes, Petrobras will transfer its interests in the petrochemical companies of Braskem’s controlled complexes to a holding called Grust Holdings

Economic Value[1]

(R$ million, except when otherwise noticed)
	100%	Grust	Proportional
	Equity Value	Stake	Equity Value
Copesul	3,602	20.8%	749	(1)
IQ Consolidated	2,189	40.0%	876	(2) = (3) + (4)

IQ - Operacional	140	100.0%		(3)
IPQ Consolidated	2,049	100.0%		(4) = (5) + (6)

IPQ - Operacional	638	100,0%		(5)
Copesul	3,602	39.2%		(6)
PPSA	682	40.0%	273	(7)
Grust Holdings – Economic Value Total			1,897	(1)+(2)+(7)
Economic Value Range		1,803		1,992
÷ # Grust shares (thousands)			695,697
Price per Share		R$2.59		R$2.86
		-5%	_____________	+5%
Note:
1 Grust’s pro-forma stakes (see Note 9 page 3) of the Assets

Considerations

Grust Holdings S.A. (“Grust Holdings”) is a company 100% owned by Petroquisa that holds stakes only in petrochemical assets, which will be transferred by Petrobras and by Petroquisa to Braskem in the Transaction.

The methodology used for Grust Holdings is the Sum- of-Parts valuation, considering the pro-forma stakes hold by Petrobras and Petroquisa of the Assets

The Economic Value calculated for Grust Holdings is
between R$1,803 and R$1,992 million

I. Glossary of Terms and Definitions

CAGR	Compounded Average Growth Rate
CapEx	Capital Expenditures
EBIT	Earnings Before Interest and Taxes
EBTIDA	Earnings Before Interest, Taxes, Depreciation and Amortization
Equity Value	Economic Value
EV	Enterprise Value
WACC	Weighted Average Cost of Capital, or Discount Rate
G	Perpetual growth based on Gordon Model

II. Calculation of the Companies’ Net Debts

Companies’ Net Debt and Contingencies on Dec/31/2007 (R$ million)

Braskem Operacional
ST Financing	446
LT Financing	5,559
Pension Funds / Annuity	20
Payable / (Receivable) Dividends	236
Export Draft – Binding	0
Contingencies’ Provision	25
Cash and Equivalents	(1,248)

Net Debt and Contingencies	5,038
Copesul’s debt adjustment [2]	(844)
Petroflex sale [3]	(251)
Politeno’s acquisition last installment (earn-out) [3]	248
Last payment to conclude the acquisition of the
Grupo Ipiranga Petrochemical Assets [3]	633

Total Adjustments	(214)

Adjusted Net Debt and Contingencies	4,824

Copesul
ST Financing	179
LT Financing	1,528
Pension Funds / Annuity	9
Payable / (receivable) Dividends	106
Export Draft – Binding	148
Contingencies’ Provision	12
Cash and Equivalents	(657)

Net Debt and Contingencies	1,323

Ipiranga Quimica - IQ Controladora
ST Financing	94
LT Financing	1
Pension Funds / Annuity	2
Payable / (receivable) Dividends	(64)
Contingencies’ Provision	0
Cash and Equivalents	(20)

Net Debt and Contingencies	13

Ipiranga Petroquimica - IPQ Operacional
ST Financings	118
LT Financings	636
Pension Funds / Annuity	5
Payable / (receivable) Dividends	22
Export Draft – Binding	0
Contingencies’ Provision	9
Cash and Equivalents	(118)

Net Debt and Contingencies	673

Petroquímica Paulínia - PPSA
ST Financing	2
LT Financing	450
Pension Funds / Annuity	0
Payable / (receivable) Dividends	0
Export Draft – Binding	0
Contingencies’ Provision	0
Cash and Equivalents	(147)

Net Debt and Contingencies	304

Source: Companies’ Reports
Notes:
1 Provision for Contingencies are considered in the Companies’ balance sheet
2 Adjustment made on Braskem’s Net Debt, regarding the debt of Copesul’s takeover, already signed in Copesul’s net debt
3 Related to facts occurred after the base date, December 31, 2007, to reflect the effects and results of the corresponding operations, to allow its inclusion in the valuation results, as if such operations were concluded on December 31, 2007

III. Performance of Braskem’s Shares at Bovespa

Source: Bloomberg, as of March 31, 2008

IV. Potential Synergies of the Transaction

Given the present value of the Transaction’s synergies (Braskem’s estimate of up to US$1.1 billion) …

Economic Value considering Potential Synergies

Note:
1 Synergies’ value informed by Braskem (US$ 1.1 billion) converted by the exchange rate of Dec/31/2007

Considerations

º The present value of the potential Synergies after the conclusion of the Transaction, according to Braskem’s estimate, can be of up to US$1.1 billion

º The Synergies’ present value represents only an estimate of the Company on the Transaction’s potential results

… Braskem’s Economic Value would range between R$25.31 and R$27.98 per share

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.